Interim Report 2003

Our brands

7up

HAWAIIAN PUNCH

HALLS

Dentyne
ice

SANS SUCRE
TORNADO

Cadbury Schweppes is a major international beverage and confectionery company, selling much loved brands in almost 200 countries worldwide. We welcome the Adams range of products to our portfolio and here we show some of our top selling brands.

Schweppes
TONIC WATER
Dr Pepper

Roses
Cadbury's
DAIRY MILK

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Contents
Half year highlights 1
Letter to Shareowners 2
Operating and Financial Review 4
Group Profit and Loss Account 8
Statement of Total Recognised
Gains and Losses 8
Summarised Group Balance Sheet 9
Reconciliation of Movements in
Shareholders’ Funds 9
Group Cash Flow Statement 10
Turnover and Operating Profit Analysis 11
Notes 12
Independent Review Report
to Cadbury Schweppes plc 15
Forward Looking Statements 15
Shareowner Information 16

Half year highlights

		2003	2002	% growth Reported	% growth Constant Currency

Sales	£m	2,700	2,354	+15	+18
Underlying Operating Profit*	£m	436	429	+2	+8
– Goodwill amortisation	£m	(44)	(25)
– Major restructuring	£m	(26)	(17)
Total Operating Profit	£m	366	387	–5	+1
Underlying Profit Before Tax**	£m	365	386	–5	+1
Profit Before Tax	£m	294	349	–16	–9
Underlying EPS	pence	12.4	12.9	–4	+2
Basic EPS	pence	9.2	11.3	–19

Dividends per share	pence	3.65	3.50	+4

*	Includes associates
**	Underlying profit before tax and earnings per share (EPS) includes associates, excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see notes 7 and 8 on page 13 for a reconciliation to profit before tax and earnings per share)

•	Underlying EPS up 2% at constant currency1
•	Excluding acquisitions2, base business grew underlying EPS by 5%
•	Continued strong growth from Cadbury Trebor Bassett
•	Americas Beverages sales up 2% and profits up 5% at constant currency
•	Asia Pacific profits down, due to shortfalls in Australia
•	Overall, Adams performance in line with acquisition plan
•	New organisational structure in place and planning for future growth

1	Constant currency growth excludes the impact of exchange rate movement during the period.
2	The contribution from acquisitions equates to the half-year impact of businesses acquired or disposed of in the current and prior year.

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Letter to Shareowners

Overall we had a reasonable first half against a background of generally weak trading conditions in many of our key markets.	Our European beverage business made a slow start to the year, mainly due to competitive market conditions and delayed integration benefits.

Excluding acquisitions, the base business grew underlying earnings per share by 5% at constant exchange rates, driven by another strong performance from our confectionery businesses in Europe, Africa and the Middle East. Cadbury Trebor Bassett (CTB) continued	Profits from our Asia Pacific region were impacted by weaker results from our operations in Australia, caused in part by disruption resulting from a complex IT implementation late in 2002.

to produce excellent results growing both sales and market share.	Adams, acquired on 30 March 2003, performed in line with expectations and the integration process is on track.

Our beverage business in the Americas did well to achieve like-for-like sales up 1% and underlying operating profit up 5% in a challenging market. The US carbonated soft drinks market has seen industry sales hit by extreme weather and weaker consumer demand. As expected performance in the half was also impacted by changes to 7 UP’s distribution arrangements.

Overall, exchange rate movements and the consolidation of acquisitions had a significant impact on the results reducing reported underlying earnings per share by 6% and 3% respectively.

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Outlook
Looking to the full year, we see the performance of the Group remaining broadly similar to that seen in the first half.

We expect flat to modestly increased profits from Americas Beverages, Americas Confectionery and European Beverages; a continued strong performance from EMEA with the exception of Dandy; and some modest improvement in Asia Pacific.

As we have said previously, 2003 is a year of transition for Cadbury Schweppes as we consolidate Adams, manage the changes to 7 UP’s distribution arrangements in a depressed US beverage market and put in place the organisational changes announced in February.

The new management team and organisational structure is settling down well with all of the regional and functional teams now substantially in place. The new team has taken decisive action to redress areas of underperformance while at the same time developing its plans for accelerated growth from 2004 and beyond.

We are confident that the opportunities arising from the Adams business combined with a more focused growth and efficiency agenda will establish a stronger and more sustainable platform for future growth.

The Board
We would like to record the Board’s appreciation of Derek Bonham’s significant contribution to the business as Chairman from May 2000 to May 2003.

David Kappler, Chief Financial Officer, will retire from Cadbury Schweppes in May 2004. The Board is grateful for his contribution during 38 years with the Group and especially as CFO over the last eight years. Details of his successor will be announced in due course.

Dividends
The Board has declared an interim dividend of 3.65 pence, up from 3.50 pence in 2002. This will be paid on 17 October 2003 to Ordinary Shareholders on the Register at the close of business on 19 September 2003.

Corporate Social Responsibility

Our Corporate Social Responsibility agenda and ethical trading are at the heart of our business culture.

We seek to make a positive contribution to the communities in which we operate around the globe – from Mexico to Ghana, from India to the USA. Our scope is wide – education partnerships, building basic infrastructure, ethical sourcing, developing sustainable farming. Our employees across the world are increasingly involved in these programmes.

Separately, we share the growing concerns about obesity. Its prevention requires individuals to make personal decisions about adopting a balanced lifestyle, one where a sensible diet and physical activity combine in proportion. As a responsible member of the food industry we believe we can play a positive role in finding solutions. We are therefore working with different bodies, including the World Health Organisation, to help people make informed choices and develop integrated approaches to diet, physical activity and good health.

John Sunderland Todd Stitzer

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Operating and Financial Review

The regional commentaries below reflect the changes to the organisational structure announced in February 2003.

“Sales” refers to net sales value (NSV) not volumes or tonnage. With the acquisition of Adams, management considers NSV to be the best measure of Group performance. Volumes to sales metrics now vary widely around the Group. In addressing this, NSV is consistent with Cadbury Schweppes policy of Managing for Value. This seeks to maximise profitable growth through a balanced mix of volume and pricing.

The contributions from the Adams business, acquired at the end of March, are included in the respective regional results. Adams’ performance and outlook is commented on separately.

Americas Beverages
Americas Beverages made underlying operating profits of £245 million on sales of £847 million. At constant exchange rates, sales rose by 2%. Of this 1% was contributed by acquisitions (mainly Nantucket Nectars) and 1% by the base business. Exchange rate movements reduced reported sales by 11% (£105 million).

Underlying operating profits rose 5% at constant exchange rates with all of the growth coming from the base business. Acquisitions were neutral at the underlying operating profit line. The increase in margin reflects the phasing of marketing spend in the US which, this year, will be more weighted towards the second half, and an excellent profits performance from Mexico. Exchange rate movements reduced underlying operating profits by 11% (£29 million).

The first half performance in the region was significantly influenced by three main factors:

•	A sharp slow-down in the soft drinks market in the US caused by the combination of extreme weather (a very cold winter and wet spring) and weak consumer demand in the fountain and food service channel
•	Changes to the distribution arrangements for 7 UP which resulted in 7 UP sales falling by 16% in the half, in line with expectations
•	Fountain and food service issues which led to declines in Dr Pepper sales.

These negative influences were offset on the positive side by price and mix improvements, more disciplined indirect cost and trade spend management, and good performances from a number of our flavour carbonate and still brands.

Sunkist sales were up 11% and Hawaiian Punch by 9%, the latter mainly due to flavour extensions. Snapple sales were ahead by 3% on the back of higher pricing and good growth in grocery and Yoo-Hoo was ahead by 7% driven by new product introductions. Sales in our Mexican business grew strongly, a 15% increase in flavoured Peñafiel and a 17% increase in Clamato.

Europe Beverages
In Europe Beverages, the business reported sales and underlying operating profits of £295 million and £43 million respectively. At constant exchange rates, sales rose by 10% and underlying operating profits by 3%. Excluding the impact of acquisitions (Apollinaris & Schweppes in Germany), sales fell by 5% and underlying operating profit by 2%. The strengthening of the Euro increased sales by £24 million and underlying operating profits by £4 million.

Our European Beverage operations had a slow first half in generally weak and competitive markets.

In Spain, the business is performing soundly with costs benefiting from the successful integration of La Casera, despite increased competition. In France, sales are down year-on-year and much of the cost synergies planned for this year from Orangina are now likely to be delayed into next year.

In Germany, Apollinaris & Schweppes outperformed the market. Underlying market weakness was exacerbated by the introduction of a mandatory deposit scheme for non-returnable packaging at the beginning of the year and first half underlying operating profits were impacted by increased investment in new returnable capacity and marketing.

Europe, Middle East and Africa (EMEA)
The EMEA region reported sales and underlying operating profits of £911 million and £125 million respectively. At constant exchange rates this represents a sales increase of 21% and underlying operating profit growth of 18%. Prior to acquisitions (Dandy, Kent and Adams EMEA) sales and underlying operating profits rose by 6% and 15% respectively. Exchange rate movements contributed £22 million to sales and £2 million to underlying operating profits.

This good performance from the base business was driven primarily by strong

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results at CTB and our emerging market businesses in Africa and the Middle East.

At CTB, the excellent performance seen in 2002 has continued into 2003. Sales in the first half were ahead by 8%. Market share rose by half a point in a market which grew by around 2% in volume (Source: IRI year to date to May 2003). Growth in our core moulded chocolate business has been driven by further extensions, Easter sales were strongly ahead (+8%) and we saw good growth in our high value sugar lines. Price increases implemented early in the year to cover increased cocoa costs generally held and did not significantly impact on consumer demand. Profits benefited from higher capacity utilisation and continued focus on costs.

In France, where the confectionery market has been weak, our gum market share benefited from new product launches toward the end of last year and early this year.

After a number of difficult years, our South African business performed strongly with sales up by over 20% and market share ahead by 1.2 points to 23%. In Egypt, sales growth of 25% was driven primarily by the successful launch of Cadbury moulded chocolate tailored to key local price points. The Kent business in Turkey produced sound results, however its important export business has been hit by the strengthening of the Turkish Lira against the US dollar.

Our Dandy business had a difficult half, primarily due to trading conditions in Russia. Early in the year, the business was restructured. It will now be managed within the existing country and regional structure rather than as a stand-alone business. As a result the head office in Denmark has been significantly scaled back.

Americas Confectionery
Americas Confectionery reported sales of £275 million and underlying operating profits of £16 million. At constant exchange rates, sales and underlying operating profits rose by £178 million and £9 million respectively, reflecting the consolidation of Adams’ businesses in the Americas from the end of March (75% of the total Adams’ business is in the Americas). Excluding the impact of exchange rate movements and acquisitions, sales rose by £6 million but underlying operating profits fell by £4 million. Exchange rate movements impacted sales by £10 million or by 9% and underlying operating profits by £1 million or 13%.

The underlying operating profit decline in the business before acquisitions mainly reflects continued shortfalls in our Canadian operations. After a number of difficult years, our Canadian business is being reorganised both to focus on a smaller range of more profitable branded products and to reduce direct and indirect costs which are uncompetitive. The reduction in profits seen in the first half is a direct result of the repositioning of the business and reflects the combination of lower branded volumes and stock reduction.

In Argentina, the business recovered strongly with sales up by nearly 50% and margins which more than doubled.

Asia Pacific
In the Asia Pacific region, sales rose by 11% to £368 million. Underlying operating profits fell by 18% to £35 million. Favourable movements in exchange rates (the Australian dollar against sterling) contributed 1% to sales growth and 2% to underlying operating profit growth. Excluding the impact of acquisitions and exchange rate movements, Asia Pacific sales and underlying operating profits fell by 1% and 36% respectively.

The reduction in underlying operating profit was due to shortfalls in our Food & Beverage and Confectionery businesses in Australia and to a lesser extent our confectionery business in China and related markets.

In the Food & Beverage business in Australia, while the new SAP systems are now up and running, the indirect costs of what was a difficult implementation continue to impact the business. It has taken longer than expected to regain accounts lost as a consequence of the disruption caused.

The confectionery business was affected by the combination of reduced consumer demand following significant price increases early in the year and destocking by the trade.

Our confectionery sales in China and neighbouring markets were affected by the impact of SARS on consumer demand.

Elsewhere in the region, our Indian business produced good results with the underlying business showing double-digit increases in sales and operating profits at constant currency.

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Operating and Financial Review

Adams
The Adams business was acquired at the end of March. The half results include 11 weeks of trading during which the business made underlying operating profits of £17 million on sales of £241 million.

The North American gum market remains competitive, but the business continued to make excellent progress in the Latin American and Asia Pacific gum markets and with the Halls brand around the world.

A recent re-examination of the Adams synergy and value-creation opportunities substantially validates the business case presented at the time of acquisition and we are moving rapidly to put our plans into action.

The new organisation structure is well advanced. All senior and middle ranking appointments have been made with many being taken by Adams managers. The country integrations are running ahead of schedule with businesses in the UK, Greece and Switzerland already merged and planning well advanced in Spain, France, South Africa, Mexico and Argentina.

Revenue synergy planning is well advanced and cross-selling initiatives are beginning to accelerate, for example:

•	Jaret products will be sold through the Adams network in the US from September
•	A range of Cadbury products will be in the Mexican route to market by the fourth quarter
•	In India our sales force are already distributing the Adams product range (mainly Halls).

On the cost synergy front we have already secured procurement savings and are working on manufacturing plans. We have started the process of putting in place the North American shared services infrastructure centred in Dallas, and expect to have this operational by early 2004.

Financial Review
Sales at £2.7 billion were 15% higher than last half-year, representing an 18% increase at constant exchange rates. Acquisitions, net of disposals, contributed 16% to revenue growth. The most significant contributors to growth from acquisitions were Adams (mainly in the Americas) and Dandy and Kent in the EMEA region. Like-for-like base business sales grew 2%.

Underlying operating profit was up 3%. At constant currency the growth was 9%, with the base business contributing 3% and the half-year impact of acquisitions 6%. The adverse impact of currency movements (6%) was driven mainly by weakness in the US dollar. The overall trading margin fell from 17.0% to 15.3% reflecting lower margins on newly acquired businesses in their first year of integration. Excluding acquisitions, the trading margin fell slightly from 17.0% to 16.7%.

Central costs fell by £1 million to £52 million reflecting lower head office and IT costs partly offset by central Adams integration costs.

Income from associates at £24 million was £4 million lower than the previous half-year of which £2 million was accounted for by exchange rate movements and the balance reflecting lower income from Camelot.

The Group charge for major restructuring, excluding associates, of £26 million was £9 million higher than last year. Of this 37% relates to acquisitions.

Goodwill amortisation at £44 million was £19 million higher than last half-year, reflecting the acquisition activity within the Group over the last twelve months. The sale of minor subsidiaries and investments in the half recorded a loss of £1 million.

The interest charge was significantly higher at £71 million, driven by the cost of financing Adams since completion at the end of March.

Underlying profit before tax, fell by 5% to £365 million but rose by 1% at constant exchange rates. Reported profit before tax fell by 16% to £294 million primarily reflecting higher restructuring and goodwill amortisation charges.

The underlying tax charge is 28.5% as against 29.7% in the first half of 2002 mainly reflecting tax relief on the Adams acquisition. We expect the full year rate on underlying pre-tax profit to be no higher than 28.5%.

Underlying earnings per share at 12.4 pence were 4% down on last year. At constant exchange rates underlying earnings per share were up 2%. The impact of acquisitions in the half year diluted earnings per share by 3%. Basic earnings per share (after goodwill amortisation, major restructuring and disposal gains/losses) fell by 19% reflecting the increase in restructuring costs, goodwill amortisation arising on acquisitions and lower disposal proceeds.

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Marketing Spend
Marketing expenditure in the first half of 2003 was £318 million, an increase of 19% over last year and an increase of 23% at constant exchange rates. This represents a marketing to net sales ratio of 11.8%, compared with 11.4% in 2002. Prior to acquisitions, the marketing to sales ratio was 10.8%, with the year-on-year reduction reflecting the combination of exchange rate movements and the phasing of marketing spend in Americas Beverages and European Confectionery.

Cash Flow
The Group traditionally has a seasonal working capital outflow in the first half, which is reversed in the second half. This year’s free cash flow outflow of £261 million is greater than normal, primarily reflecting a significant increase in working capital. This was driven by payments on movements in cocoa prices, timing of marketing and bottler payments at Dr Pepper/Seven Up and acquisitions.

Capital Spend
Capital spend grew by £33 million to £128 million, with the increase largely related to the PROBE IT systems and the normal capital spend within businesses acquired over the last year.

For the full year, we expect capital spend to be around £300 million as against £288 million for the full year 2002. The increase is mainly driven by the consolidation of the Adams business.

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		Group Profit and Loss Account Statement of Total Recognised Gains and Losses

		Group Profit and Loss Account for the 24 weeks ended 15 June 2003

Year			Half Year	Half Year
2002			(Unaudited)	(Unaudited)
			2003	2002
£m	Notes		£m	£m

		Turnover
5,298		Continuing operations	2,458	2,354
		Acquisitions	242

5,298			2,700	2,354
		Operating costs
(4,315)		Trading expenses	(2,288)	(1,953)
(64)		Goodwill amortisation	(44)	(25)
(53)	2	Major restructuring costs	(26)	(17)
(4,432)			(2,358)	(1,995)
866		Continuing operations	340	359
		Acquisitions	2
866		Group Operating Profit	342	359
58		Share of operating profit in associates	24	28

924		Total Operating Profit including Associates	366	387
9		Profit on disposal of fixed assets	–	–
3	3	(Loss)/profit on sale of subsidiaries and investments	(1)	5

936		Profit on Ordinary Activities before Interest	365	392
(106)	4	Net interest	(71)	(43)

830		Profit on Ordinary Activities before Taxation	294	349
(255)	5	Taxation on profit on ordinary activities	(97)	(111)

575		Profit on Ordinary Activities after Taxation	197	238
(3)		Equity minority interests	(2)	(1)
(24)		Non-equity minority interests	(10)	(11)

548		Profit for the Financial Period	185	226
(230)		Dividends paid and proposed to Ordinary Shareholders	(74)	(70)

318		Profit Retained for the Financial Period	111	156

pence	8	Earnings per Ordinary Share of 12.5p	pence	pence

27.4		Basic	9.2	11.3
27.2		Diluted	9.2	11.2
32.0		Underlying*	12.4	12.9

11.5		Dividends per Ordinary Share	3.65	3.50

		*Underlying EPS represents basic EPS, adjusted in order to exclude major restructuring costs (net of tax), goodwill amortisation and profits and losses on disposal of subsidiaries, investments and fixed assets. (Notes 6, 7 and 8.)

	Statement of Total Recognised Gains and Losses for the 24 weeks ended 15 June 2003

Year		Half Year	Half Year
2002		(Unaudited)	(Unaudited)
		2003	2002
£m		£m	£m

	Statement of Total Recognised Gains and Losses
548	Profit for the period	185	226
(217)	Currency translation differences	(19)	(13)

331	Total Recognised Gains and Losses in the period	166	213

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		Summarised Group Balance Sheet
		Reconciliation of Movements in Shareholders’ Funds

		Summarised Group Balance Sheet at 15 June 2003

Year			Half Year	Half Year
2002			(Unaudited)	(Unaudited)
			2003	2002
£m	Notes		£m	£m

		Fixed Assets
3,919		Intangible assets and goodwill	6,115	3,885
1,351		Tangible assets	1,665	1,282
545		Investments	538	548

5,815			8,318	5,715

		Net Current Assets/(Liabilities) (excluding net borrowings)
528		Stocks	721	574
1,052		Debtors	1,383	1,066
(1,844)		Creditors	(1,859)	(1,630)

(264)			245	10
		Other Liabilities
(1,846)	9	Net borrowings	(4,763)	(2,003)
(419)		Provisions for liabilities and charges	(420)	(381)

3,286		Net Assets	3,380	3,341

		Capital and Reserves
257		Called up share capital	257	257
1,050		Share premium account	1,062	1,047
90		Capital redemption reserve	90	90
59		Revaluation reserve	59	59
1,564		Profit and loss account	1,654	1,592

3,020		Shareholders’ Funds	3,122	3,045

		Minority Interests
16		Equity minority interests	19	26
250		Non-equity minority interests	239	270

266			258	296

3,286		Total Capital Employed	3,380	3,341

		Reconciliation of Movements in Shareholders’ Funds
		for the 24 weeks ended 15 June 2003

Year 2002 £m			Half Year (Unaudited) 2003 £ m	Half Year (Unaudited) 2002 £ m

2,880		Shareholders’ Funds at the beginning of the year	3,020	2,880
331		Total recognised gains and losses in the period	166	213
(230)		Dividends to ordinary shareholders	(74)	(70)
26		New share capital subscribed	10	22
13		Goodwill written back to profit and	–	–
		loss account on disposal of subsidiary

3,020		Shareholders’ Funds at the end of the period	3,122	3,045

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		Group Cash Flow Statement

		Group Cash Flow Statement for the 24 weeks ended 15 June 2003

Year			Half Year	Half Year
2002			(Unaudited)	(Unaudited)
			2003	2002
£m	Notes		£m	£m

		Net cash flow from operating activities
866		Group operating profit	342	359
166		Depreciation	88	75
64		Goodwill amortisation	44	25
(5)		Other items	(13)	(14)
5		Changes in working capital	(282)	(172)
1,096			179	273
13		Dividends received from associates	–	–

		Returns on investments and servicing of finance
(74)		Interest paid, net	(52)	(36)
(25)		Dividends paid to minority interests	(5)	(7)
(99)			(57)	(43)
(221)		Taxation	(94)	(99)

		Capital expenditure and financial investments
(251)		Net capital expenditure	(128)	(98)
14		Sale of shares by Employee Trust	12	11
(237)			(116)	(87)
		Acquisitions and disposals
(628)	10	Acquisitions of businesses	(2,761)	(274)
4	3	Net proceeds from sale of subsidiaries and investments	–	4
(624)			(2,761)	(270)
(223)		Dividends paid to ordinary shareholders	(161)	(153)

(295)		Cash outflow before use of liquid resources and financing	(3,010)	(379)
22	9	Management of liquid resources	32	68
		Financing
26		Issues of ordinary shares	10	23
276	9	Net change in borrowings and other financing	2,998	275
302		Net cash inflow from financing	3,008	298

29	9	Increase/(decrease) in cash	30	(13)

		Free cash flow
(295)		Cash outflow before use of liquid resources and financing	(3,010)	(379)
610		Add back: cash flows relating to acquisitions, disposals and sale of	2,749	259
		shares by Employee Trust

315			(261)	(120)

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Turnover and Operating Profit Analysis

Turnover Analysis for the 24 weeks ended 15 June 2003

	Half Year	Half Year
	(unaudited)	(unaudited)
	2003	2002
	£m	£m

Americas Beverages	847	930
Americas Confectionery	275	107
Europe, Middle East and Africa	911	734
European Beverages	295	248
Asia Pacific	368	331

	2,696	2,350
Central	4	4

Total Turnover	2,700	2,354

Operating Profit Analysis for the 24 weeks ended 15 June 2003

	Half Year	Half Year
	(unaudited)	(unaudited)
	2003	2002
	£m	£m

Americas Beverages	245	261
Americas Confectionery	16	8
Europe, Middle East and Africa	125	104
European Beverages	43	38
Asia Pacific	35	43

	464	454
Central and Other	(52)	(53)

Underlying operating profit	412	401
Major restructuring costs	(26)	(17)
Goodwill amortisation	(44)	(25)

Group operating profit	342	359

The Group has redefined the segments used to analyse turnover and operating profit to reflect the reorganisation of the management structure of the Group following the acquisition of Adams. Comparative information has been restated on a consistent basis.

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	Notes

1	Group Accounts

	(a) The half-year accounts are prepared on the basis of the accounting policies as set out in the Group's published accounts for the 52 weeks ended 29 December 2002.

	(b) The half-year accounts are unaudited and were approved by the Board of Directors on 22 July 2003. The full year figures for 2002 included in this Interim Report do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group’s Report & Accounts and Form 20-F for 2002, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2	Major Restructuring Costs

	During the first half of 2003 the Group incurred £26m (2002: £17m) of restructuring costs of which £10m (2002: £9m) related to integration projects in acquired businesses, the most significant of which was the initial costs of merging the Adams acquisition into the Group.

3	(Loss)/profit on Sale of Subsidiaries and Investments

	During the first half of 2003 the Group completed the sale of Bouquet d’Or, a French confectionery company.

	The disposals in the first half of 2002 were the Group’s beverages brands in Indonesia and 25% of the Group’s shareholding in Camelot, which reduced the Group’s overall holding to 20%.

4	Net Interest

		Half Year
Year		2003	2002
2002		(unaudited)	(unaudited)
£m		£m	£m

86	Net interest arising in Group companies	64	34
20	Share of net interest arising in associates	7	9

106		71	43

5	Taxation

		Half Year
Year		2003	2002
2002		(unaudited)	(unaudited)
£m		£m	£m

15	UK	3	3
228	Overseas	89	103
10	Associates	5	5

253		97	111
2	Tax on profit on disposal of subsidiaries and investments	–	–

255		97	111

6	Underlying Operating Profit including Associates

	The calculation of underlying operating profit including associates is as follows:
		Half Year
Year		2003	2002
2002		(unaudited)	(unaudited)
£m		£m	£m

924	Total Operating Profit including associates	366	387
53	Add: major restructuring costs	26	17
64	Add: goodwill amortisation	44	25

1,041	Underlying operating profit including associates	436	429

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7	Underlying Profit Before Tax

	The calculation of underlying profit before tax is as follows:
		Half Year
Year		2003	2002
2002		(unaudited)	(unaudited)
£m		£m	£m

830	Profit on Ordinary Activities Before Taxation	294	349
53	Add: major restructuring costs	26	17
64	Add: goodwill amortisation	44	25
(3)	Loss/(profit) on disposals	1	(5)
(9)	Less: profit on disposals of fixed assets	–	–

935	Underlying profit before tax	365	386

8	Earnings per Ordinary Share of 12.5p

Basic EPS for the half-year is calculated on the weighted average of 2,011 million shares in issue during the half-year (2002 half-year: 2,000 million; 2002 full year: 2,003 million). Diluted EPS is calculated on the weighted average of 2,015 million shares (2002 half-year: 2,015 million; 2002 full year: 2,017 million) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

Year			Half Year (unaudited)
Earnings	EPS		Earnings		EPS
2002	2002		2003	2002	2003	2002
£m	pence		£m	£m	pence	pence

548	27.4	Earnings/Basic EPS	185	226	9.2	11.3
38	1.9	Add: Major restructuring costs (net of tax)	19	12	0.9	0.6
64	3.2	Add: Goodwill amortisation	44	25	2.2	1.2
(10)	(0.5)	Loss/(profit) on disposals (net of tax)	1	(4)	0.1	(0.2)

640	32.0	Underlying earnings/EPS	249	259	12.4	12.9

Cadbury Schweppes considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring items in the period such as major restructuring costs and disposals, and the impact of goodwill amortisation. This enables users of the statements to make a more meaningful comparison of performance between years.

9	Net Borrowings

	Net borrowings are made up as follows:
				Half Year
Year				2003	2002
2002				(unaudited)	(unaudited)
£m				£m	£m

175	Cash at bank and in hand			167	160
(38)	Bank overdrafts			(19)	(61)

137	Net cash			148	99
297	Liquid resources			264	254
(752)	Other short-term borrowings			(2,716)	(847)
(1,528)	Long-term borrowings			(2,459)	(1,509)

(1,846)				(4,763)	(2,003)

	Movements in cash and net borrowings in the period were as follows:
		Total net		Liquid
		borrowings	Net cash	resources	Borrowings
		£m	£m	£m	£m

	At 29 December 2002	1,846	(137)	(297)	2,280
	Cash flow for the period	3,000	(30)	32	2,998
	Assumed on acquisition	1	12	–	(11)
	Exchange rate adjustments	(84)	7	1	(92)

	At 15 June 2003	4,763	(148)	(264)	5,175

Interim Report 200 Cadbury Schweppes 13

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Notes

10	Acquisitions

On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of $4.2 billion. Adams is a branded global confectionery manufacturer of functional gum and medicated sweets.

Due to the proximity of the acquisition to the balance sheet date, the related fair values are stated on a provisional basis.

During the first half of 2002, acquisitions included Kent (a sugar confectionery company in Turkey), Squirt (a Mexican beverage brand) and Nantucket Allserve Inc. (a US beverage company). During the first half of 2002 the Group also purchased 39% of the shares of Cadbury India which means that at 16 June 2002 the Group owned 90% of Cadbury India. Prior to 29 December 2002 the Group’s holding of Cadbury India further increased to over 94%. The Group’s holding in Cadbury Nigeria increased by 6% to 46%. Total acquisition spend in the prior period was £275m.

11	US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (“GAAP”) applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below:

		Half Year
Year		2003	2002
2002		(unaudited)	(unaudited)
£m		£m	£m

	Key figures under US GAAP

565	Reported net income (as below)	107	255
3,643	Shareholders’ equity	3,599	3,756
£ 1.13	Basic earnings per ADR	£ 0.21	£ 0.51
£ 1.12	Diluted earnings per ADR	£ 0.21	£ 0.51

548	Net income for Ordinary Shareholders per UK GAAP	185	226
	US GAAP adjustments:
53	Amortisation of goodwill and intangibles	44	25
(8)	Derivatives1	(173)	7
10	Pension costs	5	4
14	Other items	7	(1)
(4)	Taxation on above adjustments	50	(3)
(48)	Deferred taxation	(11)	(3)

565	Net income from continuing operations	107	255

	1 The Group uses commodity futures to reduce the volatility of the price paid for raw materials, as well as other derivative financial instruments to reduce the Group’s exposure to movements in interest and exchange rates. These contracts are treated as hedges under UK GAAP but the Group has not designated its derivative instruments as hedges under US GAAP pursuant to SFAS 133. Consequently under US GAAP all contracts are marked to market at the balance sheet date. This has resulted in the Group recording a loss for the period on these contracts under US GAAP, principally as a result of falling commodity prices and interest rates in the period.

14  Cadbury Schweppes  Interim Report 2003

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Independent Review Report to Cadbury Schweppes plc

Introduction
We have been instructed by the Company to review the financial information for the 24 weeks ended 15 June 2003 which comprises Group Profit and Loss Account, Statement of Total Recognised Gains and Losses, Summarised Group Balance Sheet as at 15 June 2003, Reconciliation of Movements in Shareholders’ Funds, Group Cash Flow Statement, Turnover and Operating Profit Analysis, and related notes 1 to 11. We have not reviewed the financial information for the 24 weeks ended 16 June 2002 which is presented for comparative purposes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 15 June 2003.

Deloitte & Touche
Chartered Accountants, London
22 July 2003

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Interim Report 2003 Cadbury Schweppes 15

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Shareowner Information

Registered Office and Group Headquarters
25 Berkeley Square
London W1J 6HB
UK
Registered in England and Wales No. 52457
www.cadburyschweppes.com

Financial Calendar for Interim Dividend 2003
The interim dividend will be paid on 17 October 2003 to those shareowners on the share register on 19 September 2003. The ex-dividend date will be 17 September 2003. The interim dividend will be paid to ADR holders on 24 October 2003.

Electronic Communications
Shareowners are now able to receive their shareowner information from the Company in electronic format, via the Company’s website, rather than in hard-copy format, via the post. For further details, visit the Investor Centre/Shareowner Services section of the Company’s website, www.cadburyschweppes.com.

Dividends Payable in Foreign Currencies
The Company is now able to pay dividends in 36 foreign currencies. This process is called “TAPS” and there is a cost of £2.50 deducted from each dividend payment to cover the costs involved. Please visit the Investor Centre/Shareowner Services section of the Company’s website for further information or contact the Registrar.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan (“DRIP”) is in operation. The DRIP enables shareowners to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Investor Centre/Shareowner Services section of the Company’s website, or from the Registrar. Completed Application Forms for the DRIP, to apply to the interim dividend 2003, must be returned to the Registrar by 26 September 2003.

Registrar
The Company’s share register is maintained by Lloyds TSB Registrars. All communications should be addressed to: The Registrar, Cadbury Schweppes plc, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, UK. Telephone: 0870 600 3959/+(44) (0)121 415 7036, Fax: +44 (0)1903 833168.

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank as depositary. Each ADS represents four ordinary shares.

Enquiries may be directed to: JPMorgan Chase Bank, ADR Service Center, PO Box 43013, Providence, RI 02940-3013, USA. Telephone: +1 (781) 575 4328, www.adr.com.

© Cadbury Schweppes plc 2003

The Company’s commitment to environmental issues has been reflected in the production and despatch of this Interim Report.

The paper is Mega matt manufactured in Germany. It is a coated paper which has Nordic Swan environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests and 50% recycled and de-inked fibres from pre- and post-consumer waste, without using chlorine in the de-inking process.

With the exception of the gold metallic ink on the cover, the inks are all soya based. The polywrap in which this Report has been despatched to shareholders is totally recyclable.

Photography:	Directors: Marcus Lyon
Product: Chris Knaggs

Designed by Addison
Typeset by Asset Graphics
Printed in England by St Ives Westerham Press
Sunkist is a registered trademark of Sunkist Growers, Inc.

16 Cadbury Schweppes Interim Report 2003

Maynards
WINE
GUMS
MOTT'S
La Casera
Flake
Trident
White
Schweppes
STIMOROL
chewbag
SNAPPLE APPLE
Snapple
JUICE DRINK
Bassett's
LIQUORICE
ALLSORTS

www.cadburyschweppes.com